SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MATERIAL FACT

Celulosa Arauco y Constitución S.A.

Securities Registry Registration No. 42

Santiago, October 25, 2018

Messrs.

Commission for the Financial Market (Comisión para el Mercado Financiero)

Dear Sir,

The undersigned, as Chairman of the Board of the corporation named Celulosa Arauco y Constitución S.A., henceforth the “Company” or “Arauco”, both domiciled in the Metropolitan Region of Chile, Avenida El Golf No. 150, 14th Floor, Commune of Las Condes, registered in the Chilean Securities Registry under No. 42, Chilean Tax Identification No. 93,458,000-1, duly empowered for these purposes, hereby communicates the following material information in relation to the Company and its business pursuant to article 9 and the second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by this Commission for the Financial Market (the “Commission”):

As of the date hereof, the Company has placed bonds in the local market, which were issued in dematerialized and bearer form. Their most relevant conditions are the following:

1. A) Series “W” Bonds, for an aggregate amount of 3,000,000 Unidades de Fomento (“UF”) with a 10-year term. Interests shall accrue as from October 10, 2018, and will be payable semi-annually on April 10 and October 10 of each year, commencing on April 10, 2019. The principal will be repayable in one installment on October 10, 2028.

The offering was placed at a placement rate (“tasa de colocación”) of 2.38%.

The Series “W” Bonds shall accrue over the outstanding principal thereof, denominated in UF, a coupon interest of 2.10% per year, compounded, accrued and calculated over the basis of two equal semesters of 180 days, equivalent to a rate of 1.0445% per semester.

B) Series “X” Bonds, for an aggregate amount of 5,500,000 UF with a 25-year term. Interests shall accrue as from October 10, 2018, and will be payable semi-annually on April 10 and October 10 of each year, commencing on April 10, 2019. The principal will be repayable in one installment on October 10, 2043.

The offering was placed at a placement rate (“tasa de colocación”) of 2.88%.

The Series “X” Bonds shall accrue over the outstanding principal thereof, denominated in UF, a coupon interest of 2.70% per year, compounded, accrued and calculated over the basis of two equal semesters of 180 days, equivalent to a rate of 1. 3410% per semester.

2. The Bonds have been issued against the Company’s line of bonds registered in the Securities Registry of the Commission for the Financial Market under No. 826, on December 30, 2015. In turn, the abovementioned series “W” and “X” were approved by the Board of Directors on October 1, 2018, and their characteristics are shown in Resolution (Oficio) No. 27640 of the abovementioned Commission, dated October 16, 2018.

3. These series of bonds have a local risk rating of AA- as per certificates granted by the rating agencies Fitch Chile and Feller-Rate.

4. The underwriter in charge of this placement was Scotia Azul Corredores de Bolsa Limitada, a company with which there is no ownership relation.

The financial advisors for the placement were Link Capital Partners SpA and Scotiabank Chile, companies with which there is no ownership relation.

5. The spread obtained for the “W” Series over the bond issued by the Central Bank of Chile in UF (“BCU”) for 10 years was 75 basis points. The spread obtained for the “X” Series over the BCU for 30 years was 69 basis points.

6. Other relevant conditions of the abovementioned bonds are the following:

i) Both the Bonds of Series “W” and “X” may be redeemed as from October 10, 2023.

ii) The Bonds will have no guarantee.

iii) The proceeds obtained from the aforementioned placement shall be used for the financing of the project for the modernization and extension of the Company’s pulp mill in Arauco, Chile (Proyecto Modernización y Ampliación de la Planta Arauco).

It is estimated that the abovementioned bond placement shall have no significant effects on the Company’s financial statements.

Yours sincerely,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Manuel Enrique Bezanilla Urrutia

Chairman of the Board

c.c.

- Santiago Stock Exchange (Bolsa de Comercio de Santiago). La Bolsa Nº 64, Santiago

- Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile). Huérfanos 770, piso 14, Santiago

- Valparaíso Stock Exchange (Bolsa de Valores de Valparaíso). Casilla 218-V, Valparaíso

- Bondholders’ Representative (Representante de Tenedores de Bonos) (Banco Santander). Bandera 140, Santiago

- Scotia Azul Corredores de Bolsa Limitada. Avenida Costanera Sur 2710, piso 5, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: October 30, 2018	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer